ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Submitted Pursuant to a
Request for Confidential Treatment
Pursuant to 17. C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Mersana Therapeutics, Inc.

840 Memorial Drive

Cambridge, MA 02139

Attn: Eva M. Jack, Chief Business Officer

Telephone: 617-715-8233

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

May 12, 2017

VIA EDGAR AND HAND DELIVERED

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mary Beth Breslin — Legal
Keira Nakada/ Sharon Blume — Accounting

Re:	Mersana Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 21, 2017
CIK No. 0001442836

Ladies and Gentlemen:

On behalf of Mersana Therapeutics, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Company’s draft Registration Statement (the “Draft Registration Statement”) confidentially submitted to the Commission on March 17, 2017, and amended on April 21, 2017. Amendment No. 2 reflects revisions to the Draft Registration Statement made in response to the comment letter to Anna Protopapas of the Company dated May 8, 2017 from the staff of the Commission (the “Staff”), as well as certain other updated information. The Company confirms that as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 2, which have been marked to indicate the changes from the Draft Registration Statement, as confidentially submitted with the Commission on April 21, 2017.

For reference purposes, the comments contained in the Staff’s letter dated May 8, 2017 are reproduced below in italics and the corresponding responses are shown below the comments.  All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2.

Prospectus Summary

Overview, page 1

1.             We note your response to prior comment 2.  While we would not object if you retain the two undisclosed programs in your chart in the Business section on page 82, please revise the chart on page 1 to remove undisclosed candidates that remain in the discovery phase.  Given the prominence of Summary disclosure, it is not appropriate to highlight undisclosed programs that may never advance to the preclinical development phase in the chart on page 1 of your Prospectus Summary.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 of Amendment No. 2 to clarify that, as described on pages 105 and 106 of Amendment No. 2, Takeda Pharmaceutical Company Limited and Merck KGaA have selected four and six target antigens, respectively, as the subject of an exclusive license from the Company, and the most advanced product candidates in each partnership are in the lead optimization stage.  In addition, the Company has revised the summary of the risk factor on page 5 to include the risk of failure of discovery stage programs.  Because product candidates subject to these strategic partnerships have been identified, resources have been committed to the ongoing programs, the partners have taken exclusive licenses to these product candidates, and these product candidates are all the subject of on-going discovery efforts by the Company’s strategic partners, and because the Company has added disclosure about the risk of failure of discovery stage programs so that a prospective investor can further appreciate the risk associated with these early-stage programs,

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

2

the Company believes it is appropriate to retain references to each in the product pipeline chart on page 1.

Notes to Financial Statements

3.  Collaboration Agreements, page F-19

2.             We acknowledge your response to prior comment 9.  In your response you indicate the Company has concluded that individual milestones are not material or useful to investors as a result of the number of milestones in the Company’s arrangements, the inherent uncertain probability that the milestones will be achieved and the extended time frame over which the milestones will be achieved, if at all.  To help us evaluate your conclusion, please provide us a description of each material milestone included in each category (development, regulatory and commercial) and quantify related contingent consideration. Refer to ASC 605-28-50.

Response to Comment 2:

The Company has provided the requested information to help with the Staff’s evaluation of our conclusion.  The attached Exhibit A provides a description of all milestones included in each category (development, regulatory and commercial) and the related contingent consideration.  Individual milestones marked with an asterisk have already been disclosed in the footnotes to the financial statements as the next potential milestone payment.

7.  Convertible Preferred Stock, page F-31

3.             Please describe the redemption feature of your convertible preferred stock.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page F-33 of Amendment No. 2 to disclose that the holders of the Company’s convertible preferred stock do not have any rights to cause the Company to redeem any shares of the Company’s preferred stock. Supplementally, we advise the Staff that through the liquidation provisions disclosed on pages F-31 and F-32 of Amendment No. 2, holders of the Company’s convertible preferred stock are entitled to receive a distribution out of the proceeds of a  deemed liquidation event (as defined in the Company’s Fourth Amended and Restated Certificate of Incorporation).  As a result of these provisions and in accordance with ASC 480-10-S99-3A 3(f), the Company has classified its convertible preferred stock outside of permanent equity.

*              *              *

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

3

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7826 or William J. Michener of our offices at (617) 951-7247.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	Eva M. Jack (Mersana Therapeutics, Inc.)
William J. Michener (Ropes & Gray LLP)

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

4

Exhibit A

MILESTONE PAYMENTS FOR THE FIRST AND SECOND DESIGNATED TARGETS UNDER TAKEDA STRATEGIC RESEARCH AND DEVELOPMENT PARTNERSHIP (2016 RESTATED AGREEMENT) (IN THOUSANDS)

Milestone	Per Target	Total	Classification
Upon initiation of a GLP Toxicology Study*	500	1,000	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

*Disclosed in footnotes as next potential milestone payment

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

MILESTONE PAYMENTS FOR THE THIRD, FOURTH, FIFTH, SIXTH AND SEVENTH DESIGNATED TARGETS UNDER TAKEDA STRATEGIC RESEARCH AND DEVELOPMENT PARTNERSHIP (2016 RESTATED AGREEMENT) (IN THOUSANDS)

Milestone	Per Target	Total	Classification
[***]	[***]	[***]	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

[***]	[***]	[***]	Commercial

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

	Designated Targets 1 — 2	Designated Targets 3 — 7	Total
Development	[***]	[***]	107,750
Regulatory	[***]	[***]	325,000
Commercial	[***]	[***]	630,500
	272,000 (136,000 per target)	791,250 (158,250 per target)	1,063,250

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

MILESTONE PAYMENTS UNDER TAKEDA XMT-1522 STRATEGIC PARTNERSHIP (XMT-1522 AGREEMENT) (IN THOUSANDS)

Milestone	Total	Classification
[***] listed below:

Breast Cancer, HER2 High*	4,000	Development

[***]	[***]	Development

[***]	[***]	Development

[***]	[***]	Development

First Phase II Clinical Trial above; additional payment*	8,000	Development

[***]	[***]	Development

[***] listed below:

[***]	[***]	Development

[***]	[***]	Development

[***]	[***]	Development

[***]	[***]	Development

[***]	[***]	Development

Upon receipt of written notice of the [***]	[***]	Regulatory

Upon receipt of written notice of the [***]	[***]	Regulatory

Upon receipt of written notice of (i) [***], and (ii) [***]:

[***]	[***]	Regulatory

[***]	[***]	Regulatory

[***]	[***]	Regulatory

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

Milestone	Total	Classification
[***]	[***]	Regulatory

[***]	[***]	Regulatory

Upon receipt of [***]:

[***]	[***]	Regulatory

[***]	[***]	Regulatory

[***]	[***]	Regulatory

[***]	[***]	Regulatory

[***]	[***]	Regulatory

[***]	[***]	Regulatory

[***]	[***]	Regulatory

Annual Net Sales [***]	[***]	Commercial

Annual Net Sales [***]	[***]	Commercial

Annual Net Sales [***]	[***]	Commercial

*Disclosed in footnotes as next potential milestone payment

Total
Development	87,000
Regulatory	128,000
Commercial	73,000
288,000

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

MILESTONE PAYMENTS FOR SIX DESIGNATED TARGETS UNDER MERCK KGAA COLLABORATION AND COMMERCIAL LICENSE AGREEMENT (IN THOUSANDS)

Milestone	Per Target	Total	Classification
Delivery by Mersana of an ADC directed to each Designated Target that meets the Performance Specifications set forth in the applicable Research Plan (remaining milestones available for Fifth and Sixth Designated Targets)*	500	3,000	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Development

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

[***]	[***]	[***]	Regulatory

Annual Net Sales greater than [***]	[***]	[***]	Commercial

Annual Net Sales greater than [***]	[***]	[***]	Commercial

Annual Net Sales greater than [***]	[***]	[***]	Commercial

*Disclosed in footnotes as next potential milestone payment

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.

Total
Development	84,000
Regulatory	264,000
Commercial	432,000
780,000

CONFIDENTIAL TREATMENT REQUESTED BY MERSANA THERAPEUTICS, INC.